IRONCLAD SYSTEMS INC.

STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this stock option plan (the “Plan”) is to develop the interest of directors, officers, employees, consultants and other key personnel of the Corporation and its subsidiaries in the growth and development of the Corporation by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, which is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The Corporation shall pay all costs of administering the Plan.

3. Granting of Options

The Board of Directors may from time to time, in their discretion, grant to directors, officers, employees, consultants and other key personnel of the Corporation, or any of its subsidiaries, or corporations wholly-owned and controlled by such individuals, in connection with their employment or position, an option to purchase common shares in the capital of the Corporation. Subject to the limitations contained herein, the Board of Directors are authorized to provide for the grant and exercise of options on such terms (which may vary as between options) as they shall determine. All decisions and interpretations made by the Board of Directors shall be binding and conclusive on the Corporation and on all persons eligible to participate in this Plan. No option shall be granted to any person except upon recommendation of the Board of Directors. A person to whom an option is granted hereunder is hereinafter referred to as an “option holder”.

4. Shares Subject to the Plan

The number of common shares reserved for stock options under this Plan shall equal ten percent (10%) of the issued and outstanding common shares of the Corporation on a non-diluted basis, and such reservation shall increase or decrease as the number of issued and outstanding common shares of the Corporation changes. The aggregate number of common shares reserved for issuance to any one (1) individual shall not exceed five percent (5%) of the issued and outstanding common shares of the Corporation on a non-diluted basis. Any common shares not purchased prior to the expiration of an option granted hereunder may thereafter be reallocated in accordance with the provisions of this Plan.

5. Vesting

The Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

6. Option Price

The purchase price of any common shares in respect of which an option may be granted under this Plan shall be such price as shall be fixed by the Board of Directors, subject to the limitations imposed by a stock exchange on which the Corporation may list its common shares for trading and any other regulatory authority having jurisdiction in such matters (collectively the “Relevant Regulatory Authorities”).

7. Option Terms

The common shares subject to each option shall become purchasable at such time or times as may be determined by the Board of Directors. Each option shall by its terms not be exercisable after the expiration of five (5) years from the date it is granted and may expire on such earlier date or dates as may be fixed by the Board of Directors.

Except as may be permitted by the Relevant Regulatory Authorities, any option granted under this Plan shall be non-assignable and non-transferable by the option holder and shall be exercisable during the option holder’s lifetime only by the option holder during the period in which the option holder is a director, officer, employee, consultant or other key personnel of the Corporation or any of its subsidiaries, or a corporation wholly-owned and controlled by such individuals. The Board of Directors may make such arrangements as they deem advisable for the exercise of an option by an option holder who has ceased to be a director, officer, employee, consultant or other key personnel of the Corporation or any of its subsidiaries, or a corporation wholly-owned and controlled by such individuals, or by the estate or heirs of the option holder, subject to the limitations imposed by the Relevant Regulatory Authorities; provided that options must be exercised on or before the date that is ninety (90) days after any such termination of services or position (or change in ownership or control in the case of a corporate option holder) or the expiry date of the option, whichever is earlier, or on or before the date that is one (1) year following the death or permanent disability of the option holder or such expiry date, whichever is earlier.

8. Exercise of Options

Subject to the provisions of the Plan, an option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of common shares with respect to which the option is being exercised and accompanied by payment in full of the purchase price of the common shares then being purchased. No option holder shall have any of the rights of a shareholder in respect to common shares under an option until such common shares have been paid for in full and issued by the Corporation.

9. Alterations in Shares

In the event the Corporation is reorganized, amalgamated, merged with or consolidated into another corporation, or in the event there is a change in control of the Corporation, or in the event the common shares are consolidated, subdivided or changed, the Board of Directors may make such arrangements as they shall deem appropriate for the exercise of outstanding options or continuance of outstanding options.

10. Regulatory Authorities Approval

The Plan shall be subject to the approval, if required, of the Regulatory Authorities, including any stock exchange on which the Corporation’s common shares are listed for trading. If such approval is required, any options granted prior to such approval shall be conditional upon such approval being given and no such options may be exercised unless such approval is given.

11. Amendment or Discontinuance of the Plan

(a)	The Board of Directors may amend or terminate this Plan or any outstanding option granted hereunder at any time without the approval of the shareholders of the Corporation or any option holder whose option is amended or terminated, in order to conform this Plan or such option, as the case may be, to applicable law or regulation or the requirements of the Relevant Regulatory Authorities, whether or not such amendment or termination would affect any accrued rights, subject to the approval of such Relevant Regulatory Authorities.

(b)	The Board of Directors may amend or terminate this Plan or any outstanding option granted hereunder for any reason other than the reasons set forth in Section 11(a) hereof, subject to the approval of the Relevant Regulatory Authorities and the approval of the shareholders of the Corporation if required by such Relevant Regulatory Authorities. No such amendment or termination will, without the consent of an option holder, alter or impair any rights which have accrued to the option holder prior to the effective date thereof.

12. Option Agreements

A written agreement shall be entered into between the Corporation and each option holder hereunder, which agreement shall set out the option price and the terms and conditions on which the option may be exercised, all in accordance with the provisions of this Plan. The agreement shall be in such form as the Board of Directors may from time to time approve. An additional option shall not be granted to an option holder until at least one (1) year after the date on which an option was previously granted to that option holder, unless approved by the Relevant Regulatory Authorities.

13. Prior Plans

The Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation.

14. Governing Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

APPROVED by the directors and shareholders of Ironclad Systems Inc. as of the 11th day of May, 1998.

Title:	Name:Douglas E. Ford President